

Mail Stop 3720

September 9, 2015

Mr. Timo Ihamuotila
Executive Vice President and Group Chief Financial Officer
Nokia Corporation
Karaportti 3, P.O. Box 226
FI-00045 NOKIA GROUP, Finland

> **Re:** **Nokia Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2014**
> **Filed March 19, 2015**
> **File No. 1-13202**

Dear Mr. Ihamuotila:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments

Note 3. Disposals treated as Discontinued Operations, page 160

1. Please revise the table on the results of discontinued operations on page 161 to disclose revenues, expenses and pre-tax profit or loss of discontinued operations separately from the gain on the sale of the D&S business. Further, please provide us with the tax expense related to: (a) the gain on the sale of the D&S Business; and (b) the profit or loss from the ordinary activities of the discontinued operations for each period presented. Refer to paragraph 33(b) of IFRS 5 and paragraph 81(h) of IAS12 and revise the note accordingly.

Note 4. Deferred Taxes, page 172

2.   We note that in 2014, the Group re-recognized a deferred tax asset of EUR 2,126 million in the consolidated statement of financial position based on recent profitability and the latest forecasts of future financial performance. Please tell us in more detail about the basis for your conclusion that it is probable that the entity will be able to re-establish a pattern of sufficient tax profitability in Finland and Germany to utilize the cumulative losses, foreign tax credits and other temporary differences. In your response, please tell us how you considered the criteria in IAS12.24 and IAS34-36. Further expand MD&A to disclose in further detail the nature of the evidence that support your conclusion that the deferred tax asset of EUR 2,126 million should be recognized.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christy Adams, Senior Staff Accountant at (202) 551-3363 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications